UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  001-09733

CUSIP Number:  14754D100

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-F
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Cash America International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1600 West 7th Street
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76102-2599
City, State and Zip Code

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on From 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period:

Cash America International, Inc. (the “Company”) is not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) by the March 2, 2015 due date because the Company's consolidated financial statements for the fiscal year ended December 31, 2014 have not been finalized.  The delay in completing the financial statements is attributable to the Company’s accounting treatment for the derecognition of goodwill in connection with the spin-off of its wholly-owned subsidiary, Enova International, Inc., on November 13, 2014 (the “Enova Spin-off”).  The Company has encountered conflicting guidance related to the treatment of approximately $45 million of goodwill in connection with the Enova Spin-off.  Due to the conflicting guidance, the Company is consulting with the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission.

The treatment of goodwill described above only affects the Company’s consolidated balance sheets and certain discussions related thereto.  The Company expects to file its Form 10-K promptly after it receives a response from the OCA.  If the OCA agrees not to object to the accounting guidance that was used by the Company in its preliminary unaudited consolidated balance sheets for each quarter in 2014 and as of December 31, 2014 and December 31, 2013 that reflected the effect of the Enova Spin-off, which the Company previously furnished on a Form 8-K filed with the Securities and Exchange Commission on February 4, 2015 (collectively, the “Balance Sheets”), the Form 10-K that will be filed is not expected to include any change to the Company’s consolidated financial statements in connection with this issue.  If the OCA disagrees with the Company’s treatment of goodwill, the Company will apply an alternative accounting methodology being discussed and it will result in approximately a $45 million increase in both the amount of goodwill and total equity recognized by the Company in continuing operations on the Company’s Balance Sheets in connection with this issue, which will be reflected in the Form 10-K that will be filed.  If the Company were to make such a change, there would be no effect on the Company’s consolidated results of operations for any of the periods presented in the Company’s consolidated financial statements in connection with this issue.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas A. Bessant, Jr.	(817)	335-1100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☐Yes ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cash America International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2015	By:	/s/ J. Curtis Linscott
J. Curtis Linscott
Executive Vice President, General Counsel and Secretary